

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934


SEC MAIL PROCESSING
RECEIVED
JUL 30 2002
WASH. D.C.
164
SECTION

For the month of July, 2002

Platinum Group Metals Ltd. (SEC File No. 0-30306)
(Translation of Registrant's Name into English)

Suite 800 – 409 Granville Street, Vancouver, British Columbia, Canada V6C 1T2
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ________________



Platinum Group Metals Ltd.
800 – 409 Granville Street
Vancouver BC, Canada
V6C 1T2
Phone: (604) 899-5450
Fax: (604) 484-4710
www.platinumgroupmetals.net

May 29, 2002

BC Securities Commission
9th Floor, 701 West Georgia Street
Vancouver BC, V7Y 1L2

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary AB, T2P 3C4

Dear Sirs/Mesdames:

NOTICE OF FILING AN ANNUAL INFORMATION FORM UNDER MULTILATERAL INSTRUMENT 45-102 ("AIF")

I, R. Michael Jones, President and Chief Executive Officer of Platinum Group Metals Ltd. (the "Company"), do hereby advise as follows:

1. On May 29, 2002, I did cause to be filed with the British Columbia and Alberta Securities Commissions the Company's Form 20-F Annual Report ("Form 20-F") that was filed with the US Securities & Exchange Commission effective May 29, 2002.

2. The filing of the Form 20-F took place through the facilities of SEDAR under SEDAR project number 00454014; and

3. The Company has filed its Form 20-F as its Current AIF, as that term is defined in Multilateral Instrument 45-102.

Dated May 29, 2002

PLATINUM GROUP METALS LTD.

PER:

R. Michael Jones
President and Chief Executive Officer



Platinum Group Metals Ltd.
Suite 800 – 409 Granville Street, Vancouver BC, V6C 1T2
Telephone: (604) 899-5450 Fax: (604) 484-4710

E-mail: info@platinumgroupmetals.net
Web Site: www.platinumgroupmetals.net

TSX: PTM
SEC Form 20F, File No. 0-30306

No. 02-37 ***FSC / NEWS RELEASE*** **JULY 19, 2002**

PTM Grants Incentive Stock Options
Properties Update

Platinum Group Metals Ltd. (TSX Venture Exchange: PTM) has granted 200,000 incentive stock options to be divided amongst two advisors and one Director of the Company, subject to final documentation and regulatory approval. The Options are exercisable at a price of $0.75 per share and will expire after a term of five years. The three individuals being granted these options are providing consulting and advisory services to the Company regarding property assessments and acquisitions, technical support, operational advice and corporate finance matters.

Stock options previously issued to purchase 530,000 shares at $0.35 will expire in March 2007; 1,075,000 stock options at $0.55 will expire January 2005 and March 2007 and 300,000 stock options at $0.60 will expire June 19, 2007. The Company currently has 21,814,621 shares issued and outstanding and fully diluted shares after the above grant will be 25,713,178.

Recent activities to note on PTM properties:

The Rutledge Lake Property agreement has been adjusted. Option payments required for 2002 and 2003 have been waived and the final payment for the property has been adjusted to a cash payment of $30,000 and a share issuance of 20,000 common shares, both due June 7, 2004. Exploration and drilling on the property located in the Northwest Territories was completed during the spring of 2001. Results announced April 19th and May 7th of 2001 demonstrate potential for the property. However the Company will focus its efforts on projects in Ontario and South Africa at the present time.

In connection with the Company's new South African properties, PTM has established a subsidiary in the Republic of South Africa PLATINUM GROUP METALS (RSA) (PTY) LTD. ("PTM-RSA") to carry out business on behalf of PTM.

The company's Lac des Iles area land position has several drill-ready platinum-palladium targets. Three of these targets were drilled in the last two weeks. Diamond drilling totaling about 800m was drilled by Wheaton River (TSX: WRM) as they incur $200,000 in expenditures pursuant to an option agreement announced by the company on May 10, 2002. Trenching activities were also undertaken. Diamond drill holes were completed on the Stocker, Wakinoo and Stinger showings and results are pending.

PTM also holds significant land positions in the Sudbury area, including all of the Agnew Lake Intrusion, located west of Sudbury. Anglo American Platinum Corporation Limited is currently financing a major exploration program managed by Pacific North West Capital (TSX: PFN) on the Agnew Lake property. Recently PTM brought the total committed funding on Canadian properties up to $1.55M through the agreement with Arcata Resources (TSX Venture Exchange: ARR) to fund exploration on PTM's Western Sudbury Basin Properties.

For further information contact:

R. Michael Jones, President	Jason Leikam	Larry Roth
Platinum Group Metals Ltd.	Defero Corporate Communications Inc.	Roth Investor Relations
Tel: (604) 899-5450	Tel: (604) 734-1295	Tel: (732) 792-2200

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-30306, available at our office: Suite 800 – 409 Granville Street, Vancouver BC, Canada, V6C 1T2 or from the SEC: 1(800) SEC-0330.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: _X_ Schedule A
_____ Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	Platinum Group Metals Ltd.
ISSUER ADDRESS	Suite 800 – 409 Granville Street Vancouver BC, V6C 1T2
ISSUER TELEPHONE NUMBER	(604) 899-5450
CONTACT PERSON	R. Michael Jones
CONTACT'S POSITION	President
CONTACT TELEPHONE NUMBER	(604) 899-5450
CONTACT E-MAIL ADDRESS	rmjones@platinumgroupmetals.net
WEBSITE ADDRESS	www.platinumgroupmetals.net
FOR QUARTER ENDED	May 31, 2002
DATE OF REPORT	July 24, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

R. Michael Jones	*"R. Michael Jones"*	02/07/24
NAME OF DIRECTOR	***SIGN***	**DATE SIGNED**
Frank R. Hallam	*"Frank R. Hallam"*	02/07/24
NAME OF DIRECTOR	***SIGN***	**DATE SIGNED**

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ Schedule A
_X_ Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	Platinum Group Metals Ltd.
ISSUER ADDRESS	800 – 409 Granville Street Vancouver BC, V6C 1T2
ISSUER TELEPHONE NUMBER	(604) 899-5450
CONTACT PERSON	R. Michael Jones
CONTACT'S POSITION	President
CONTACT TELEPHONE NUMBER	(604) 899-5450
CONTACT E-MAIL ADDRESS	rmjones@platinumgroupmetals.net
WEBSITE ADDRESS	www.platinumgroupmetals.net
FOR QUARTER ENDED	May 31, 2002
DATE OF REPORT	July 24, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

R. Michael Jones	*"R. Michael Jones"*	02/07/24
NAME OF DIRECTOR	***SIGN***	**DATE SIGNED**
Frank R. Hallam	*"Frank R. Hallam"*	02/07/24
NAME OF DIRECTOR	***SIGN***	**DATE SIGNED**

PLATINUM GROUP METALS LTD.
FORM 51-901F SECURITIES ACT
QUARTERLY REPORT AS AT:
MAY 31, 2002

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. ANALYSIES OF EXPENSES AND DEFERRED COSTS

a) **General and Administrative Expenses**
General and administrative expenses for the nine-month period totaled $612,804. This includes $28,404 spent on the search for and the investigation of new projects and properties. Shareholder relation's expenditures totaled $127,892 consisting of web site hosting and updating, investor relations consulting, mail outs, printing costs, and news releases. $20,799 was spent on transfer agent fees and listing and sustaining fees; $114,514 was spent on legal, audit and accounting; $47,391 was spent on Part XII.3 interest tax for flow through financing.

b) **Investment in Mineral Properties**
The company acquired many properties through its amalgamation with New Millennium Metals Corporation, totaling $1,621,444. Exploration and development costs deferred for the period totaled $719,655, while $1,011,611 in deferred costs were written off during the period, net of $300,000 in expenses funded by other parties. A breakdown of these costs can be seen in the Interim Financial Statements.

2. RELATED PARTY TRANSACTIONS

Management fees, professional fees and property investigation fees of $148,208 were incurred or paid to five directors in the nine-month period to May 31, 2002. Approximately $82,628 is related to the management-consulting fee for the Company's President. At May 31, 2002 management-consulting fees totaling $7,945 were due and were included in accounts payable. Accounting services of $22,500 were incurred with a partnership in which an officer has an interest for accounting services. Geological fees of $45,825 were incurred with an officer in the nine-month period.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

a) **Shares issued during the period:**

	Number Issued	Value
Common shares at $0.26 per share for mineral properties	10,000	$ 2,600
Common shares at $0.30 per share for mineral properties	30,000	9,000
Common shares at $0.35 per share for mineral properties	40,000	14,000
Flow-through shares at $0.25 per share	1,577,500	382,375
Shares issued for the consideration of New Millennium Metals shares	5,468,421	1,310,385
Common shares at $0.28 per share (private placement)	1,403,572	393,000
Total:	8,547,493	$ 2,111,360

b) **Options granted during the period:**
529,379 share purchase stock options outstanding exercisable at prices from $0.58 to $1.20 per share, which were the existing share purchase stock options of New Millennium Metals Corporation. The expiry dates ranged from June 15, 2003 to January 17, 2006.

On March 6, 2002 the Company cancelled 529,379 existing stock options at prices from $0.58 to $1.20 granted originally by predecessor company New Millennium Metals Corporation. The company then granted 245,000 stock options to purchase common shares for five years at $0.55 and 530,000 stock options to purchase common shares for five years at $0.35 to officers, directors, employees, and consultants. These newly granted incentive stock options expire on March 6, 2007.

4. SUMMARY OF SECURITES AS AT THE END OF THE REPORTING PERIOD

a) **Authorized and issued share capital:**

Class	Par Value	Authorized	Issued	Amount
Common	NPV	1,000,000,000	18,319,975	$5,243,813

PLATINUM GROUP METALS LTD.
FORM 51-901F SECURITIES ACT
QUARTERLY REPORT AS AT:
MAY 31, 2002

SCHEDULE B: SUPPLEMENTARY INFORMATION (Continued)

4. b) ***Options outstanding:***

Name of Optionee	Date Granted	Exercise Price	Expiry Date	No of Shares
R. Michael Jones	January 31, 2000	$0.55	January 31, 2005	225,000
Dennis Gorc	January 31, 2000	$0.55	January 31, 2005	150,000
Cyrus Driver	January 31, 2000	$0.55	January 31, 2005	25,000
Barry Smee	January 31, 2000	$0.55	January 31, 2005	125,000
Douglas Hurst	January 31, 2000	$0.55	January 31, 2005	100,000
Iain McLean	January 31, 2000	$0.55	January 31, 2005	100,000
Cyrus Driver	June 15, 2001	$0.55	June 15, 2005	65,000
Barry Smee	March 6, 2002	$0.35	March 6, 2002	60,000
Dennis Gorc	March 6, 2002	$0.35	March 6, 2002	40,000
Douglas Hurst	March 6, 2002	$0.35	March 6, 2002	60,000
Frank Hallam	March 6, 2002	$0.35	March 6, 2002	60,000
Iain McLean	March 6, 2002	$0.35	March 6, 2002	60,000
R. Michael Jones	March 6, 2002	$0.35	March 6, 2002	120,000
Frank Hallam	March 6, 2002	$0.55	March 6, 2002	90,000
				1,280,000
Employees	January 31, 2000	$0.55	January 31, 2005	50,000
Employees	March 6, 2002	$0.35	March 6, 2002	130,000
Employees	March 6, 2002	$0.55	March 6, 2002	155,000
				1,615,000

4. c) **Warrants outstanding:**

236,309 warrants to purchase 236,309 common shares at $0.55 per share to Dec 22, 2002
319,539 warrants to purchase 319,539 shares at a price of $0.50 per share to March 2, 2003
701,786 warrants to purchase 701,786 shares at a price of $0.36 per share to May 30, 2003.

During the period the company amalgamated with New Millennium Metals Corporation. All existing share purchase warrants of New Millennium were exchanged at a ratio of one share purchase warrant of Platinum Group Metals Ltd. for every 1.65 share purchase warrant of New Millennium. At May 31, 2002 there were 761,162 share purchase warrants outstanding exercisable at prices from $0.74 to $1.12 per share. The expiry dates ranged from June 29, 2002 to December 29, 2002 as follows:

Number of Warrants	Exercise Price	Expiry
282,321	$0.99	Jun-29-02
118,024	$1.12	Aug-16-02
300,211	$0.82	Aug-31-02
60,606	$0.74	Dec-29-02

4. d) **Shares in escrow or subject to pooling**

Escrowed	913,590 shares
Subject to pooling	None

5. **LIST OF DIRECTORS AND OFFICERS**

a) **Directors:**

R. Michael Jones (President)
Barry W. Smee
Iain McLean
Douglas Hurst
Frank Hallam

b) **Officers:**

R. Michael Jones (President)
Barry Smee (Secretary)
Frank Hallam (Chief Financial Officer)
Dennis Gorc (VP Exploration)

PLATINUM GROUP METALS LTD.
FORM 51-901F SECURITIES ACT
QUARTERLY REPORT AS AT:
MAY 31, 2002

SCHEDULE C: MANAGEMENT DISCUSSION

DESCRIPTION OF BUSINESS

The Company was incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. and New Millennium Metals Corporation. Platinum Group Metals Ltd. was incorporated on January 10, 2000 as 599141 B.C. Ltd. and changed its name to Platinum Group Metals Ltd. on March 16, 2000, at which time it commenced operations. New Millennium Metals Corporation was incorporated in British Columbia on March 11, 1983 under the name Harvey Creek Gold Placers Ltd. Later, on March 22, 1999 the company was renamed New Millennium Metals Corporation. As a result of the amalgamation both New Millennium Metals Corporation and Platinum Group Metals Ltd. ceased to exist as of February 18, 2002. However, as a result of the amalgamation, a new company also named Platinum Group Metals Ltd. was formed as of February 18, 2002 and it assumed all of the rights and obligations of the two predecessor corporations.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreement in British Columbia, Ontario and the Republic of South Africa. The company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

In exchange for 100% of the issued and outstanding shares of New Millennium, the shareholders of New Millennium each received one share of the new company for each 1.65 shares of New Millennium. The new Platinum Group Metals Corporation issued and delivered 5,468,421 shares to the shareholders of New Millennium. Shareholders of the old Platinum Group Metals Ltd. each received one share of the new company in exchange for every one share of the old company. All of the continuing obligations of New Millennium with regard to share purchase options, warrants and share payments were converted according to a ratio of 1.65:1.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

a) Exploration Programs and Expenditures

The Company completed its Initial Public Offering in March 2001 and completed its required flow through expenditure obligations with respect to Canadian exploration expenses by December 31,2001 of $1,310,000. The table in the notes to the financial statements outlines the exploration expenditures. The Company focused its exploration efforts on detailed geology, geochemistry and drilling six holes on the Stucco project in December 2001. The exploration work and drilling was completed on time and on budget. Exploration results from the drilling did not explain the palladium anomalies in soils and further work is recommended. Since December 2001 the Company has been much less active in field exploration, due to the time of year. The new field season has begun, and at the present time crews are carrying out exploration work on the Lac des Iles group of properties, with the main attention being spent on the Shelby Lake and the Lac des Iles River properties. Joint Venture partners Pacific Northwest Capital and Kaymin Resources Limited, a subsidiary of Anglo American Platinum Corporation Limited, are also conducting a $1.25 million year two program on the Company's Agnew Lake property.

On February 18, 2002 the company acquired many properties through its amalgamation with New Millennium Metals Corporation. As of February 18, 2002 these new properties had net acquisition and exploration expenses deferred against them totaling $1,621,444. Property acquisition costs incurred during the period totaled $171,404. Exploration and development costs deferred for the period totaled $719,655. During the period $1,011,611 in mineral property deferred costs were written off. A breakdown of these costs can be seen in the Interim Financial Statements.

Exploration expenditures and property option payments on the Sudbury properties totaling $131,411 were incurred during the period. Exploration expenditures and property option payments for the Thunder Bay project during the period were $682,745. Expenditures on properties include $162,593 for drilling, $145,810 for assays, $229,180 for geological consulting and $151,451 for geophysical work, mainly at the Stucco and South Legris projects.

SCHEDULE C: MANAGEMENT DISCUSSION (Continued)

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS – continued

b) **Administration Expenses**

Administration expenses and professional fees were $228,190 during the third quarter ended May 31, 2002, and $612,804 for the nine-month period. This compares with Administration expenses of $211,835 for the same 3-month period in 2001 and $357,234 for the nine-month period. The increases for 2002 relate to the increased level of activity in 2002, as the company was still private in most of this period of 2001. Also the Company employed Mr. Iain McLean in late 2001 and early 2002 to assist with looking for acquisition targets. Mr. McLean's consulting work did not continue past the end of the second quarter. A total of $47,391 in expenses relates to Part XII.6 tax applied by the Federal government on unspent flow-through funds which were rescinded to shareholders for the previous year under the look-back provisions of the flow-through tax regulations. An amount of $28,404 has been expensed for new property investigations during the period.

c) **Related Party Transactions**

Management fees, professional fees and property investigation fees of $148,208 were incurred or paid to five directors in the nine-month period to May 31, 2002. Approximately $82,628 is related to the management-consulting fee for the Company's President. At May 31, 2002 management-consulting fees totaling $7,945 were due and were included in accounts payable. Accounting services of $22,500 were incurred with a partnership in which an officer has an interest for accounting services. Geological fees of $45,825 were incurred with an officer in the nine-month period.

d) **Shareholder Relation's Expenses**

Shareholder relation's expenses of $49,147 were incurred during the quarter ended May 31, 2002 in accordance with approved contracts with Roth Investor Relations and Defero Corporate Communications. The Company was active in raising its profile as the newly amalgamated entity during the period with both retail and institutional investors. This compares with nil expenses in the same period from the previous year, since the company was then private.

Roth Investor Relations are paid a retainer fee of $4,000 USD per month, plus expenses starting in April 2001, and they provide distribution of the Company's information primarily to US institutions and other international analysts and money managers. Roth has offices in New Jersey, USA and affiliated offices in London and Johannesburg and Larry Roth is the Company's primary contact with the firm. The Roth's contract had an original term of one year and since April 2002 has been continued on a month to month basis.

Defero Corporate communications was contracted in February 2002 to increase retail investor awareness of the Company in Canada. The Defero contract included a $10,000 signing bonus and a $5,000 monthly fee. The contract has been extended for one year in June 2002 and has been paid in advance. Jason Leikam is the contact for Defero. Defero is continuing in this capacity.

e) **Travel and Promotion Expenses**

Travel and Promotion expenses for the three months ended May 31, 2002 amounted to $19,387. These activities relate mostly to the supervision of operations and meetings with potential investors. An amount of $27,350 in travel costs for new property investigations and property visits in Canada have been reclassified as property investigations on the statements and this amount is $27,350 for the nine-month period in 2002.

SCHEDULE C: MANAGEMENT DISCUSSION (Continued)

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS – continued

f) **Property Acquisition Expenses**

Property acquisition expenditures during the nine-month period totaled $171,404 in cash and shares. In addition, the company paid consideration in shares and cash valued at $1,541,710, including costs of $231,325, for the amalgamation of New Millennium Metals Corporation. Cash payments for properties in the nine-month period include $30,000 to acquire the interest in the Stucco property, $20,000 for the Dog River property and $25,000 for the Agnew Lake property. The Company is in a position that the payments required to perfect all of its mineral rights are greater than its available working capital. It is likely that the Company will drop numerous of its properties as it continues to evaluate them. At the time of writing the Company was incurring further property acquisition expenses through its activities in the Republic of South Africa. Information on these activities may be found in this document under the heading Subsequent Events.

SUBSEQUENT EVENTS

a) On June 3, 2002, the Company entered an option agreement with a vendor group of mineral rights holders whereby it may earn a 100% interest in two properties located in the Northern Limb or Platreef area of the Bushveld Complex near Johannesburg, Republic of South Africa. The properties are comprised of the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property. The two properties are both located on the postulated extension of the Platreef near the PPRust Platinum mine operated by Anglo American Platinum Corporation Limited. Costs of investigation and acquisition amounting to $31,050 had been incurred prior to the period end and these have been deferred. The option agreement allows the Company to purchase 100% of these mineral rights at any time over the next three years for US $475 per hectare in year one, or US $570 per hectare in year two, or US $690 per hectare in year three. In addition, the Company has agreed to pay prospecting fees to the mineral rights holders of US $2.50 per hectare in year one, US $2.75 per hectare in year two and US $3.25 per hectare in year three. The mineral rights holders retain a 1% NSR Royalty on the property, subject to the Company's right to purchase the NSR at any time for US $1.4 million. A 5% finders fee on payments to the mineral rights holders is payable to GeoActiv Dynamic Geological Services, a South African corporation retained by the Company.

b) On June 6, 2002 the Company closed a brokered private placement of 3.2 million common shares at $0.25 per common share.

c) Pursuant to an agreement dated June 7, 2002, the company granted an option to Arcata Resources Corp. whereby they may acquire a 60% interest in the Company's Levack, Windy Lake and Cascaden-Ministic properties located in the West Sudbury basin of Ontario. To earn its interest Arcata must make cash payments to the Company totaling $135,000, issue to the Company 125,000 common shares of Arcata and spend $1.5 million on exploration expenditures over a five year period. Arcata will also be responsible to maintain the Company's requirements pursuant to underlying option agreements on the Levack and Windy Lake claims by making cash payments totaling $100,000 over five years.

d) On June 19, 2002 the Company granted to a total of 300,000 incentive stock options to two principals of GeoActiv Dynamic Services ("GeoActiv"), a South African Corporation. The stock options are exercisable at a price of $0.60 per share for a term of five years. The Company retained GeoActiv during the period ended May 31, 2002 to provide acquisition, technical and operational services in South Africa. GeoActiv is a highly qualified and respected firm with extensive exploration and development experience in the Bushveld region of South Africa.

e) Subsequent to the end of the period, the Company has formed a 100% South African subsidiary named Platinum Group Metals (RSA)(PTY) Ltd. for the purposes of holding mineral rights and conducting operation on behalf of the Company in the Republic of South Africa. The Company intends to increase its property exposure and work in South Africa.

SCHEDULE C: MANAGEMENT DISCUSSION (Continued)

EQUITY ISSUANCES

The Company has issued a total of 10,000 common shares during the three-month period ending, November 30, 2001, in connection with the acquisition of the Beaumont property in Sudbury for value of $2,600 at date of issuance. A further 1,577,500 flow through shares were issued in December 2001 associated with a $0.25 private placement financing ($382,000). Proceeds are to be spent on qualifying Canadian Exploration Expenses by December 31, 2002. A total of 5,486,421 shares were issued for the consideration of New Millennium Metals Corp. shareholders with a value of $1,310,385. The Company has issued a total of 30,000 common shares during the three-month period ending, May 31, 2002, in connection with the option payment of the Dog River property in Thunder Bay for value of $9,000 at date of issuance. The Company has issued a total of 40,000 common shares during the three-month period ending, May 31, 2002, in connection with the acquisition of the LB Gold property in N.W.T. for value of $14,000 at date of issuance. A further 1,403,572 shares were issued in May 2002 associated with a $0.28 private placement financing ($393,000). Also see Subsequent Events for further planned equity issuances.

LIQUIDITY AND CAPITAL RESOURCES

The primary source of capital has been from the sale of equity. As at May 31, 2002 the Company had cash of $396,001 compared to cash of $1,544,546 at August 31, 2001 and $594,175 at February 28, 2002. Cash at August 31, 2001 is from the old Platinum Group Metals Ltd. only. The primary uses of cash during the period was for the costs of acquisition and exploration expenditures, being approximately $180,000, management fees and expenses of $228,000, and paying down accounts payable of approximately $175,000. A total of $393,000 was raised by private placement through the sale of common shares during the period. Subsequent to the period, on June 3, 2002 the Company completed a private placement for gross proceeds of $800,000 that closed part and parcel with its South African property acquisitions.

PLATINUM GROUP METALS LTD.

(Development Stage Company)

INTERIM BALANCE SHEET

MAY 31, 2002

(UNAUDITED – PREPARED BY MANAGEMENT)

PLATINUM GROUP METALS LTD.
(Development Stage Company)
MAY 31, 2002
(UNAUDITED – PREPARED BY MANAGEMENT)

INTERIM BALANCE SHEET

	May 31, 2002	Aug 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 396,001	$ 1,544,546
Accounts receivable (Note 3)	84,934	115,909
Prepaid expenses	13,839	16,897
	494,774	1,677,352
INVESTMENTS		
Investments & Other Assets	76,250	0
Mineral Properties (Note 4)	2,568,249	1,067,357
	2,644,499	1,067,357
CAPITAL ASSETS	27,959	18,255
	$ 3,167,232	$ 2,762,964
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 61,783	$ 150,554
FUTURE INCOME TAXES	310,000	310,000
	371,783	460,554
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL (Note 5)	5,243,813	3,132,453
OBLIGATION TO ISSUE SHARES	0	2,600
DEFICIT	(2,448,364)	(832,643)
	2,795,449	2,302,410
	$ 3,167,232	$ 2,762,964

CONTINUING OPERATIONS (Note 1)
COMMITMENTS (Note 8)

APPROVED BY DIRECTORS:

"R. Michael Jones"

"Frank R. Hallam"

PLATINUM GROUP METALS LTD.
(Development Stage Company)
MAY 31, 2002
(UNAUDITED – PREPARED BY MANAGEMENT)

INTERIM STATEMENT OF OPERATIONS AND DEFICIT
FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2002

	Three Months Ended: May 31, 2002 $	Three Months Ended: May 31, 2001 $	Nine Months Ended: May 31, 2002 $	Nine Months Ended: May 31, 2001 $
EXPENSES				
Amortization	3,222	2,738	7,909	4,905
Annual general meeting	1,578	-	1,578	-
Bank charges & interest	951	-	951	-
Corporate finance fee	-	25,000	-	25,000
Filing and transfer agent fees	11,063	4,033	20,799	25,530
Foreign Exchange	702	-	702	-
Insurance	4,130	6,825	5,832	6,825
Management fees	38,512	24,985	121,889	60,719
News Releases, printing & mailout	6,493	-	6,493	-
Office and miscellaneous	7,597	30,535	22,419	46,255
Part XII.6 Tax	-	-	47,391	-
Professional fees	68,383	70,717	114,514	120,728
Property investigations *	(23,495)	-	28,404	-
Rent	4,505	2,430	12,156	6,168
Salaries and benefits	31,552	-	55,902	-
Shareholder relations	49,147	30,350	127,892	30,350
Telephone	4,463	627	10,623	4,475
Travel and promotion *	19,387	13,595	27,350	26,279
	(228,190)	(211,835)	(612,804)	(357,234)
INTEREST INCOME †	(7,797)	26,831	8,694	40,872
LOSS BEFORE OTHER ITEM	(235,987)	(185,004)	(604,110)	(316,362)
OTHER ITEM				
Write Off Mineral Properties	(673,245)	-	(1,011,611)	-
LOSS FOR THE PERIOD	(909,232)	(185,004)	(1,615,721)	(316,362)
DEFICIT, beginning of period	(1,539,132)	(171,314)	(832,643)	(39,956)
DEFICIT, end of period	(2,448,364)	(356,318)	(2,448,364)	(356,318)

* Note: Amounts for Travel for property investigation purposes have been reclassified from Travel and promotion expense to Property investigation expense.

† Note: Three months ended May 31, 2002 includes a correction to accrued interest.

PLATINUM GROUP METALS LTD.
(Development Stage Company)
MAY 31, 2002
(UNAUDITED – PREPARED BY MANAGEMENT)

INTERIM STATEMENT OF CASH FLOWS
FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2002

	Three Months Ended: May 31, 2002 $	Three Months Ended: May 31, 2001 $	Nine Months Ended: May 31, 2002 $	Nine Months Ended: May 31, 2001 $
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Loss for the period	(909,232)	(185,004)	(1,615,721)	(316,362)
Add item not affecting cash				
Amortization	3,222	2,738	7,909	4,905
Write Off Mineral Property	673,245	-	1,011,611	-
Net change in non-cash working capital	(174,552)	(50,960)	(54,738)	(133,980)
	(407,317)	(233,226)	(650,939)	(445,437)
FINANCING ACTIVITIES				
Issuance of shares	418,600	1,953,113	2,111,360	3,035,884
Special warrants	-	(521,000)	-	(521,000)
Obligation to issue shares	-	(20,000)	-	(20,000)
	418,600	1,412,113	2,111,360	2,494,884
INVESTING ACTIVITIES				
Acquisition of capital assets	-	(7,354)	(17,613)	(7,354)
Acquisition cost of mineral properties	(171,404)	(94,029)	(1,795,448)	(119,242)
Exploration advance received	-	-	-	300,000
Exploration & development expenditures	(38,054)	(377,506)	(719,655)	(486,032)
Loan receivable	-	-	-	-
Purchase of securities	-	-	(76,250)	-
	(209,458)	(478,889)	(2,608,966)	(312,628)
INCREASE (DECREASE) **IN CASH & EQUIVALENTS**	(198,175)	699,998	(1,148,545)	1,736,819
CASH & EQUIVALENTS, beginning of period	594,176	1,258,569	1,544,546	221,748
CASH & EQUIVALENTS, end of period	396,001	1,958,567	396,001	1,958,567

PLATINUM GROUP METALS LTD.
(Development Stage Company)
MAY 31, 2002
(UNAUDITED – PREPARED BY MANAGEMENT)

NOTES TO INTERIM FINANANCIAL STATEMENTS

1. CONTINUING OPERATIONS

The Company was incorporated on February 18, 2002 by an order by the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. and New Millennium Metals Corporation. Platinum Group Metals Ltd. was incorporated on January 10, 2000 as 599141 B.C. Ltd. and changed its name to Platinum Group Metals Ltd. on March 16, 2000, at which time it commenced operations. New Millennium Metals Corporation was incorporated in British Columbia on March 11, 1983 under the name Harvey Creek Gold Placers Ltd. Later, on March 22, 1999 the company was renamed New Millennium Metals Corporation. As a result of the amalgamation both New Millennium Metals Corporation and Platinum Group Metals Ltd. ceased to exist as of February 18, 2002. However, as a result of the amalgamation, a new company also named Platinum Group Metals Ltd. was formed as of February 18, 2002 and it assumed all of the rights and obligations of the two predecessor corporations.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreement in British Columbia, Ontario and the Republic of South Africa. The company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

In exchange for 100% of the issued and outstanding shares of New Millennium, the shareholders of New Millennium each received one share of the new company for each 1.65 shares of New Millennium. The new Platinum Group Metals Corporation issued and delivered 5,468,421 shares to the shareholders of New Millennium. Shareholders of the old Platinum Group Metals Ltd. each received one share of the new company in exchange for every one share of the old company. All of the continuing obligations of New Millennium with regard to share purchase options, warrants and share payments were converted according to a ratio of 1.65:1.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the operations of the Company; however, there is no assurance that sufficient funds will be raised.

These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue as a going concern.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. Certain information and footnote disclosure normally included in the Company's annual financial statements have been condensed or omitted. These interim period financial statements should be read together with the Company's annual audited financial statements and their accompanying notes as found in the Company's latest annual report.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which, as they apply to these financial statements, differ in certain respects from those in the USA.

a) Principles of Amalgamation

The Company was incorporated on February 18, 2002 by an order by the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. and New Millennium Metals Corporation. For accounting purposes, predecessor company Platinum Group Metals Ltd. was identified as the acquirer in the transaction. Consideration to the shareholders of New Millennium Metals Corporation consisted of 5,459,936 shares of the Company at a price of $0.24 per share. Costs of the amalgamation totaled $231,325. The total cost to the Company was therefore $1,541,710. The Company's interest in the identifiable assets acquired and liabilities assumed exceeded the cost of the acquisition to predecessor Platinum Group Metals Ltd. by an amount of $150,062 and this amount has been allocated and deferred to the cost of mineral properties acquired by the Company through the amalgamation. The results of operations of New Millennium Metals Corporation and those of predecessor Platinum Group Metals Ltd. have been combined from the date of amalgamation.

b) Mineral properties and deferred exploration costs

The costs of acquiring mineral properties and related exploration and administrative expenses are deferred until such time as the properties are brought into production, at which time they are amortized on a unit-of-production basis, or until the properties are abandoned, sold, or considered to be impaired in value, at which time the cost of the properties and related deferred expenses are written off, or written down. Option or sales payments received are credited against mineral properties and deferred exploration costs.

The Company is in the process of exploring its mineral properties and has not yet determined the amount of reserves available. Senior management reviews the carrying value of mineral properties and deferred exploration costs at least quarterly with a view to assessing whether there has been any impairment in value.

Mineral property options are exercisable at the discretion of the option holder and, accordingly, are not recognized by the Company until paid.

c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term notes.

d) Capital assets are recorded at cost and are amortized on the declining balance basis at the following annual rates:

Computer equipment and software	30%
Field machinery and equipment	30%
Office furniture and equipment	20%
Website design	30%

e) Stock-based compensation plan

The Company has established a stock-based compensation plan, which is described in Note 6 (d). No compensation expense is recognized for these plans when stock or stock options or share purchase warrants are issued at fair value to employees or directors. Any consideration paid by employees or directors on exercise of stock options or purchase of stock is credited to share capital.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Income taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

g) Loss per share

The net loss per share figure is calculated using the weighted average number of shares outstanding during the period.

h) Financial instruments

The carrying values of cash and cash equivalents, accounts receivable and accounts payable reflected in the balance sheet approximate their respective fair values.

i) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

3. ACCOUNTS RECEIVABLE

	May 31, 2002	August 31, 2001
Subscriptions Receivable	$ 28,000	$ 0
Goods and services tax recoverable	56,934	82,950
Interest receivable	0	32,959
	$ 84,934	$ 115,909

4. MINERAL PROPERTIES

a) Sudbury

Pursuant to an agreement dated March 29, 2000 the Company acquired an option to earn a 100% interest in 29 units known as the Davis property in exchange for cash payments of $60,000 (of which $20,000 has been paid) and the issue of 100,000 common shares (of which 70,000 shares have been issued). During the period the Company terminated its option and deferred costs totaling $79,482 relating to these claims was written off. However, 63 claim units staked in the Davis area by the Company have been maintained and the Company continues to defer $74,607 in costs relating to these claims. The Davis property vendors maintain a royalty on the Company's claims in this area by way of an area of interest clause in the original option agreement.

Pursuant to an agreement dated May 12, 2000 the Company acquired an option to earn a 100% interest in 23 units in the Janes-Loughrin-Henry property for $75,000 cash (of which $35,000 has been paid) and the issuance of 80,000 shares (of which 40,000 shares have been issued). The company has terminated its option and deferred costs of $59,811 relating to the property were written off during the second quarter.

4. MINERAL PROPERTIES (Continued)

a) Sudbury – continued

Pursuant to an agreement dated May 18, 2000, the Company acquired an option to earn a 100% interest in 37.4 units located in the Henry township (Positano option) for cash payments of $85,000 (of which $30,000 has been paid), the issue of 70,000 common shares of the Company (of which 20,000 shares have been issued), a $90,000 exploration program (of which $15,000 has been incurred) and a final cash payment of $1,500,000 prior to commencement of commercial production. The company has terminated its option and deferred costs of $68,695 relating to the property were written off during the quarter.

Pursuant to an agreement dated June 14, 2000, the Company acquired an option to earn a 100% interest in 24.5 units located in the Henry township district, Ontario (Henry Dubeau option) by making cash payments of $38,000 (of which $14,000 has been paid) and issuing 30,000 shares (of which 10,000 shares have been issued). The company has terminated its option and deferred costs of $18,041 relating to the property were written off during the period.

Pursuant to an agreement dated April 5, 2000, the Company acquired a 40% interest in a joint venture with Norcal Resources Ltd. (the Norcal properties) for the purpose of a joint exploration program on 380 units staked in the McWilliams, Notman, Gladman, Hammel and Crerar townships located in the Sudbury Mining District, Ontario. The Joint venture is currently dormant. Deferred costs of $5,702 relating to certain of these properties were written off during the period, although not all claims will be abandoned.

Pursuant to an agreement dated October 1, 2000, the Company acquired an option to earn a 100% interest in 30 mineral claim units in Loughrin Township, Sudbury known as the Racicot property for $62,500 in cash payable over 4 years (of which $12,500 has been paid) and the issue of 80,000 common shares over 3 years (of which 20,000 shares have been issued). The agreement was amended October 3, 2001, requiring the Company to pay $5,000 (paid) and extending the issuance of the remaining 20,000 shares to September 27, 2002. The optionor retains a 2% net smelter return royalty on the Racicot property, of which the Company can purchase back one half at any time for a payment of $1,000,000.

During 2001 the Company staked 34 units in Loughrin township. During the period $90,588 in deferred acquisition and exploration costs relating to the property was written off.

Pursuant to an agreement dated October 4, 2000, the Company acquired an option to earn a 100% interest in 67 mineral claim units in Loughrin Township, Sudbury Property area known as the L Barr property for payments of $51,000 in cash (of which $5,000 has been paid) and the issue of 60,000 shares (of which 10,000 shares have been issued). The Company has terminated its option and deferred costs of $11,015 relating to the property were written off during the 2001 fiscal year.

Pursuant to an agreement dated March 22, 2001, the Company acquired an option to earn a 100% interest in 77 units located near Sudbury, Ontario known as the Street property for $49,400 in cash (of which $9,400 has been paid) and the issue of 60,000 shares (of which 15,000 shares have been issued). In addition the Company staked a further 7 claim units in the area. The Company terminated its option and deferred costs of $68,537 relating to the properties were written off during the period.

Pursuant to an agreement dated August 22, 2001, the Company acquired an option to earn a 100% interest in 96 units and claim #1244457 located in the Beaumont Township, Sudbury, Ontario (the "Beaumont" property) for cash of $90,000 (of which $10,000 has been paid) and the issuance of 170,000 shares (of which 10,000 shares have been issued) within 48 months from the date of the agreement. The optionor retains a 2% net smelter return royalty, of which the Company can purchase back one half for a payment $1,000,000 up to the date of commencement of commercial production.

4. MINERAL PROPERTIES (Continued)

a) Sudbury – continued

Pursuant to an agreement dated March 1, 1999 the Company acquired an option to earn a 99% interest in 38 claims located near Sudbury, Ontario known as the Agnew Lake property in exchange for option payments of $170,700 (of which $90,700 has been paid) and 60,606 shares (all of which have been paid) over a five-year period. In addition, the Company, or its assignee, must complete a total work commitment of $2,000,000 over an unspecified period of time. The vendors retain a 2% royalty interest. The company has staked an additional 182 contiguous claims that are also included under the terms of the above-noted agreement.

At May 31, 2002 the Company has directly performed $510,125 worth of exploration work and caused further work of approximately $700,000 to be performed through a joint venture arrangement with Pacific North West Capital Corporation ("PFN") and Kaymin Resources Limited ("Kaymin"), a subsidiary of Anglo American Platinum Corporation Limited, as described below. For 2002 Kaymin has approved a $1.25 million exploration program to be carried out on the Agnew Lake property.

On June 18, 2000, the Company optioned the Agnew Lake property to PFN. Pacific may acquire 50% of the Company's rights and interests in Agnew Property by:

i) Issuing 125,000 shares to the Company, (which have been received);
ii) Making cash payments to the Company totaling $200,000 over four years, (of which $65,000 has been received); and
iii) Completing $500,000 in exploration expenses over four years.

PFN will be the operator and will be responsible for completion of all assessment and filing requirements as long as it remains operator. In the event that PFN does not incur the required $500,000 in exploration expenses on its own account, they may exercise their option by payment of $500,000 worth of PFN common shares to the Company. In late 2001 the Company and PFN agreed to amend the Agnew Lake Option Agreement so that PFN will make further annual payments of 75,000 PFN shares towards the exercise of their option. To date, the Company has received one payment of 75,000 PFN shares.

On June 22, 2001, the Company and PFN optioned their interests in the property to Kaymin Resources Limited (Kaymin). Kaymin may acquire a 50% interest in the combined rights and interests of the Company and PFN by making cash payments of $200,000 to each party (which have been received) and incurring exploration expenditures of not less than $6,000,000 by December 31, 2004. Kaymin's work expenditures will satisfy the balance of the Company's total work commitment to the original vendors. Kaymin can earn an additional 10% by completing a bankable feasibility study and arranging financing for any development or construction.

On November 1, 2001 the Company and Pacific entered into an option agreement with ProAm Explorations Corporation to acquire a 100% interest in three additional claims adjacent to the Agnew Lake property by:

i) making cash payments of $30,000;
ii) issuing 29,091 shares of the Company, 8,485 of which have been issued to December 31, 2001, and 21,000 shares of Pacific over two years; and
iii) completing $400,000 in exploration expenditures over a four-year period.

Under the terms of the agreement, these claims become part of the Agnew Lake property and are subject to the Pacific and Kaymin option agreements existing on that property. The claims are subject to a 2.5% NSR royalty.

4. MINERAL PROPERTIES (Continued)

b) Thunder Bay

Pursuant to an agreement dated March 30, 2000, the Company acquired an option to earn a 51% interest in 96 mineral claims located near Thunder Bay, Ontario known as the Pebble property in exchange for cash payments of $34,000 (of which $19,000 has been paid) and the expenditure of $500,000 in exploration within 5 years from the date of the agreement. The Company was originally obligated to pay $5,000 (paid) and incur $100,000 in exploration expenditures prior to March 30, 2001 in order to keep the option in good standing. The Company has been granted an extension to October 31, 2002. The Company can earn an additional 9% interest in the property by completing a feasibility study within 36 months of earning the 51% interest described above. In consideration for the extension the Company is obligated to complete a detailed airborne magnetic survey for a maximum cost of $20,000.

Pursuant to an April 2000 agreement, the Company acquired an option to earn a 50% interest in 261 mineral claims located near Thunder Bay, Ontario known as the South Legris property in exchange for cash payments of $98,300 (of which, $47,300 has been paid) and the expenditure of $1,000,000 in exploration expenditures within 5 years of the date of the agreement. The Company was obligated to pay $9,300 (paid) and incur exploration expenditures of $100,000 (incurred) by October 10, 2001 in order to keep the option in good standing. The Company also has an option to acquire an additional 10% interest by completing a feasibility study within 36 months of earning the 50% interest described above.

Pursuant to an option agreement dated September 27, 2001 and an underlying agreement dated September 21, 2001, the Company has an option to acquire a 51% undivided interest in 298 units known as the Stucco property located in the Thunder Bay Mining District, Ontario. To acquire the interest the Company must pay $65,000 (of which $40,000 has been paid) and incur $1,000,000 in exploration expenditures within 4 years of the date of the agreement. The Company is obligated to pay $30,000 (paid) and incur $80,000 (incurred) in exploration expenditures prior to December 27, 2001 in order to keep the option in good standing. The Company has an option to acquire an additional 9% interest in the property by completing a feasibility study within 36 months of the notice that the Company has earned the 51% interest in the property described above. The Company has also agreed to reimburse the optionor at market price, but not to exceed $2.00 per share, for 50,000 shares of the optionor to be issued under the terms of the underlying agreement.

According to the underlying agreement, the underlying vendors retain a 2% net smelter royalty return. If commercial production does not commence within 4 years and/or 6 years of regulatory approval, advance royalty payments of $5,000 per annum and $10,000 per annum respectively will be payable to the vendors. The optionors can purchase 1% of net smelter royalty return for from the vendors for $1,000,000 at any time.

c) Lac des Iles

I. Shelby Lake

On June 28, 2000, the Company entered an option agreement to earn up to 60% interest in the Shelby Lake property in the Lac des Iles area in Ontario. To earn a 50% interest the Company is required to:

i) make cash payments to the optionor of $10,000 by September 28, 2000 (which have been paid);
ii) issue 30,303 shares to the optionor, all of which have been issued to December 31, 2001; and
iii) complete $500,000 in exploration expenditures over a four-year period, $172,428 of which has been incurred to December 31, 2001.

Further work is scheduled on the property during 2002. The company may earn a further 10%, for a total of 60%, by expending a further $500,000 over an additional 30-month period. The property is subject to a 2% NSR royalty, of which the Company can purchase back one half for $500,000.

4. MINERAL PROPERTIES (Continued)

c) Lac des Iles – continued

II. Taman Lake Project

Pursuant to option agreements dated February 7, 2000 the Company has acquired an option to earn an undivided 100% interest in the Taman, Taman North and Taman East properties. To exercise its option the Company must:

i) make payments of $120,000 over three years, $33,500 of which has been paid to December 31, 2001; and
ii) issue 90,909 shares over three years, 45,545 of which have been issued to December 31, 2001.

The project is subject to a 3% NSR royalty, of which the Company may buy one half for $1,000,000. Subsequent to the end of the period, the Company and the Optionors have agreed to defer payments required under the terms of the option agreements for the Taman and Taman East properties amounting to $30,000 until August 31, 2002.

III. Buck East

Pursuant to an option agreement dated May 2, 2000 the Company acquired an option to earn a 100% interest in the Buck East property. To exercise its option the Company must:

i) make payments of $88,000 over four years, $23,500 of which was paid to December 31, 2001;
ii) issue 72,727 shares over four years, 21,212 of which were issued to December 31, 2001; and
iii) complete exploration expenditures of $250,000 over four years, $11,820 of which have been incurred to December 31, 2001.

During the period the Company terminated its option and $59,951 in deferred costs relating to the property were written off.

IV. Senga and Tib

The Company acquired these claims by staking on March 20, 2000. They are located in the Lac des Iles region of Ontario and consist of 6,384 hectares. This property is contiguous with the Company's Taman and Dog River holdings in the same area.

V. Dog River

By way of an option agreement dated May 1, 2000 the Company acquired an option to acquire a 60% interest in the Dog River property, located in the Lac Des Iles area, from Fort Knox Gold Resources Inc. ("Fort Knox"). Fort Knox in turn held an option to acquire 100% of property from an underlying vendor. To earn a 50% interest the Company was required to:

i) make payments of $50,000 over three years, $30,000 of which was paid to December 31, 2001;
ii) issue 30,303 shares over two years, of which 15,152 were issued to December 31, 2001; and
iii) complete exploration expenditures of $500,000 over four years, $68,402 of which have been incurred to December 31, 2001.

The Company could earn an additional 10% interest by incurring a further $500,000 in expenditures.

On February 18, 2002 the Dog River option agreement with Fort Knox was extinguished and any and all of Fort Knox's interest in the property were ceded to the Company and the Company has no further obligations to Fort Knox. Coincident with this extinguishment the Company entered into an option agreement with the underlying vendor whereby it may earn a direct 100% interest in the Dog River Property. To exercise its option under the new agreement the Company must:

i) make cash payments of $35,000 over two years, $20,000 of which has been paid; and
ii) issue 60,000 shares over two years, 30,000 of which have been issued.

The property remains subject to a 2.5% NSR royalty in favour of the vendor. The company has the right to purchase on half of this NSR royalty of the royalty for $1,500,000.

4. MINERAL PROPERTIES (Continued)

c) *Lac des Iles – continued*

VI. Milford Bullseye

On May 20, 2000, the Company entered into an option agreement to acquire a 100% interest in the Milford Bullseye property by:

i) making payments of $40,000 over three years, $12,500 of which was paid to December 31, 2001; and
ii) issuing 30,303 shares over three years, 15,151 of which were issued to December 31, 2001.

During the period the Company terminated the option agreement and $41,245 in deferred costs relating to the property were written off.

VII. Lac des Iles River

On May 5, 2000, the Company entered into an option agreement to acquire a 50% interest in the property by:

i) making payments to the optionors of $38,500 over three years, $28,500 of which has been paid to December 31, 2001; and
ii) completing exploration expenditures of $1,000,000 over five years, $330,303 of which has been incurred to December 31, 2001.

The Company can earn an additional 10% interest on completion of a feasibility study within a further three years. Further work programs are scheduled on the property for 2002.

VIII. Otter Tooth

On April 6, 2000, the Company entered into an option agreement to acquire an undivided 50% interest in the property by:

i) *making payments of $65,000 over five years, $25,000 of which has been paid to December 31, 2001;* and
ii) incurring exploration expenditures on the property of $750,000 over three years, $167,389 of which has been incurred to December 31, 2001.

An additional 10% could be earned by incurring a further $750,000 in expenditures. During the period the option agreement was terminated and deferred costs of $180,581 relating to the property were written off.

d) Swan River

The Company acquired these claims by staking on March 2, 2000. They are located in the Reindeer Lake area of Northeastern Saskatchewan. During the period the Company abandoned these claims and deferred costs relating to the property totaling $18,763 were written off.

e) Northwest Territories

Pursuant to an agreement dated June 1, 2000 and related amendment on June 7, 2001, the Company has an option to acquire a 100% interest in 12 mineral claims located in the Rutledge Lake area, Northwest Territories. Under the terms of the agreement, the Company is required to make cash payments of $100,000 (of which *$12,500 has been paid*) and issue *100,000* shares in specified annual installments to June 1, 2004 (of which 10,000 shares have been issued). The Company must also incur $1,000,000 in exploration expenditures within 60 months of the agreement. Subsequent to the end of the period, the Company and the Optionor agreed to defer payments required by the Company under the option agreement until June 19, 2007.

4. MINERAL PROPERTIES (Continued)

e) Northwest Territories – continued

The optionors retain a 2% net smelter royalty, with a minimum advance royalty payment of $5,000 every 6 months commencing in the 48th month. The Company also has an option to acquire a 1% net smelter royalty for $1,000,000 up to the time of commercial production.

On October 18, 2000 the Company entered into an agreement with Impala Platinum Holdings Ltd. (Impala) of South Africa whereby the Company granted a right of first offer on the Rutledge Lake property. Impala paid the Company $300,000 towards exploration costs on the property in exchange for a right of first refusal on the property for a term of one year. That right has now expired.

During the year ended August 31, 2001, the Company staked an additional 11 claims in the Rutledge Lake area. The Company has determined that the recoverability of costs deferred against the property is uncertain and has therefore written off net costs of $246,739 relating to the project.

On March 27, 2002 the Company acquired an option to purchase the LB Gold property in Nunavut for an amount of $ 100,000 and $ 150,000 shares over 4 years. A finder's fee of up to 40,000 shares may become payable on the transaction.

f) Republic of South Africa

Subsequent to the period, on June 3, 2002, the Company entered an option agreement with a vendor group of mineral rights holders whereby it may earn a 100% interest in two properties located in the Northern Limb or Platreef area of the Bushveld Complex near Johannesburg, Republic of South Africa. The properties are comprised of the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property. The two properties are both located on the postulated extension of the Platreef near the PPRust Platinum mine operated by Anglo American Platinum Corporation Limited. Costs of investigation and acquisition amounting to $31,050 had been incurred prior to the period end and these have been deferred. The option agreement allows the Company to purchase 100% of these mineral rights at any time over the next three years for US $475 per hectare in year one, or US $570 per hectare in year two, or US $690 per hectare in year three. In addition, the Company has agreed to pay prospecting fees to the mineral rights holders of US $2.50 per hectare in year one, US $2.75 per hectare in year two and US $3.25 per hectare in year three. The mineral rights holders retain a 1% NSR Royalty on the property, subject to the Company's right to purchase the NSR at any time for US $1.4 million. A 5% finders fee on payments made to the mineral rights holders is payable to GeoActiv Dynamic Geological Services, a South African corporation retained by the Company.

PLATINUM GROUP METALS LTD.
(Development Stage Company)
MAY 31, 2002
(UNAUDITED – PREPARED BY MANAGEMENT)

NOTES TO INTERIM FINANANCIAL STATEMENTS

4. MINERAL PROPERTIES (Continued)

On February 18, 2002 the Company completed an amalgamation with New Millennium Metals Corporation. The company acquired nineteen properties through the amalgamation. These properties have been recorded on the books of the Company at a value of $1,621,444 representing an amount of $1,471,382 as the carrying value from the books of New Millennium plus an additional $150,062 representing the excess of fair value for the consideration given for the properties by the Company. The table below includes the relevant details for the combined property position of the Company. Exploration and development costs deferred for the period totaled $681,601.

Property	Aug 31, 2000	Costs Incurred Year to Date	Aug. 31, 2001	Properties Acquired Feb 18, 2002	Costs Incurred Year to Date	Properties Written Off	May 31, 2002
SUDBURY							
Agnew Lake	0	0	0	651,727	25,196	0	676,923
Pro Am	0	0	0	3,125	0	0	3,125
Victoria	0	0	0	2,009	0	(2,009)	0
Salter	0	0	0	10,667	0	0	10,667
Beaumont	0	8,630	8,630	0	25,282	0	33,912
Street	1,050	56,256	57,306	0	11,231	(68,537)	0
D Brady	40,707	36,299	77,006	0	2,476	(79,482)	0
L Barr	0	6,188	6,188	0	4,827	(11,015)	0
Janes Henry Loughrin	31,946	27,800	59,746	0	65	(59,811)	0
Levack	0	0	0	0	26,837	0	26,837
Davis	23,160	46,932	70,092	0	4,515	0	74,607
Loughrin	59,791	23,722	83,513	0	7,075	(90,588)	0
Norcal	0	10,788	10,788	0	0	(5,702)	5,086
Henry DuBeau	8,000	9,925	17,925	0	116	(18,041)	0
Henry	9,391	2,450	11,841	0	60	(11,901)	0
Henry Positano	46,805	21,825	68,630	0	65	(68,695)	0
Loughrin Racicot	0	28,680	28,680	0	10,874	0	39,554
Other Sudbury	24,058	21,443	45,501	0	12,792	(48,551)	9,742
	244,908	**300,938**	**545,846**	**667,528**	**131,411**	**(464,332)**	**880,453**

PLATINUM GROUP METALS LTD.
(Development Stage Company)
MAY 31, 2002
(UNAUDITED – PREPARED BY MANAGEMENT)

NOTES TO INTERIM FINANANCIAL STATEMENTS

4. MINERAL PROPERTIES (Continued)

Property	Aug 31, 2000	Costs Incurred Year to Date	Aug. 31, 2001	Properties Acquired Feb 18, 2002	Costs Incurred Year to Date	Properties Written Off	May 31, 2002
THUNDER BAY							
Shelby Lake	0	0	0	231,488	2,025	0	233,513
Vande	0	0	0	8,738	60	0	8,798
Taman North	0	0	0	4,667	0	0	4,667
Taman	0	0	0	108,123	0	0	108,123
Taman East	0	0	0	40,075	0	0	40,075
Senga	0	0	0	61,931	0	0	61,931
Buck East	0	0	0	59,951	0	(59,951)	0
Tib	0	0	0	29,225	501	0	29,726
Dog River	0	0	0	120,431	29,000	0	149,431
Milford Bullseye	0	0	0	41,245	0	(41,245)	0
Hottah	0	0	0	4,687	0	0	4,687
Wakinoo	0	0	0	1,339	0	0	1,339
LDI River	0	0	0	400,156	7,105	0	407,261
Otter Tooth	0	0	0	177,617	2,964	(180,581)	0
S Legris	58,916	166,934	225,850	0	248,741	0	474,591
Leckie	18,104	6,275	24,379	0	801	0	25,180
Pebble	26,364	12,856	39,220	0	23,741	0	62,961
Stucco	0	0	0	0	367,807	0	367,807
	103,384	**186,065**	**289,449**	**1,289,673**	**682,745**	**(281,777)**	**1,980,090**
NORTHWEST TERRITORIES							
Rutledge Lake	71,078	460,984	532,062	0	14,677	(546,739)	0
LB Gold	0	0	0	0	30,971	0	30,971
	71,078	**460,984**	**532,062**	**0**	**45,648**	**(546,739)**	**30,971**
SASKATCHEWAN							
Swan River	**0**	**0**	**0**	**18,558**	**205**	**(18,763)**	**0**
SOUTH AFRICA							
War Springs	**0**	**0**	**0**	**0**	**31,050**	**0**	**31,050**
	419,370	**947,987**	**1,367,357**	**1,975,759**	**891,059**	**(1,311,611)**	**2,922,564**
Less Recoveries:	0	(300,000)	(300,000)	(354,315)	0	300,000	(354,315)
	419,370	**647,987**	**1,067,357**	**1,621,444**	**891,059**	**(1,011,611)**	**2,568,249**

PLATINUM GROUP METALS LTD.
(Development Stage Company)
MAY 31, 2002
(UNAUDITED – PREPARED BY MANAGEMENT)

NOTES TO INTERIM FINANANCIAL STATEMENTS

4. MINERAL PROPERTIES (Continued)

	TOTAL
ACQUISITION COSTS	
Balance at August 31, 2001	$ 360,613
New Millennium Properties	690,922
Current year	171,404
Properties Written Off	(447,707)
Balance at May 31, 2002	775,232
EXPLORATION & DEVELOPMENT EXPENDITURES	
Balance at August 31, 2001	1,006,744
New Millennium Properties	1,284,837
Assays	145,810
Drilling	162,593
Geological	229,180
Geophysical	151,451
Maps	6,296
Research	826
Surveys	3,339
Travel	18,534
Overhead	1,626
	2,004,492
Less Expense Recoveries	(354,315)
Properties Written Off	(863,904)
Balance at May 31, 2002	1,793,017
Total Mineral Properties Balance at May 31, 2002	$ 2,568,249

5. CAPITAL ASSETS

	May 31, 2002			August 31, 2001
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Computer equipment and software	$ 32,817	$ 13,376	$ 19,441	$ 14,044
Field machinery and equipment	1,245	300	945	-
Office furniture and equipment	6,637	2,552	4,085	4,211
Website Design	4,500	1,012	3,488	-
	$ 45,199	$ 17,240	$ 27,959	$ 18,255

6. SHARE CAPITAL

a) Authorized

1,000,000,000 common shares without par value

b) Issued

	Number of Shares	Amount
Issued for cash and balance at August 31, 2000	1,395,001	$ 89,000
Issued for cash on exercise of warrants	2,000	1,100
Issued for cash on initial public offering	3,195,391	1,356,532
Issued for mineral properties	210,000	57,050
Issued on exercise of special warrants	2,605,000	521,000
Issued on exercise of flow-through special warrants	2,383,090	1,107,771
Balance at August 31, 2001	9,790,482	3,132,453
Issued for mineral properties	80,000	25,600
Issued for cash flow-through common shares	1,577,500	382,375
Issued for consideration of New Millennium Metals shares	5,468,421	1,310,385
Issued for cash - private placement	1,403,572	393,000
Balance at May 31, 2002	18,319,975	$ 5,243,813

During the period, 80,000 common shares were issued in connection with the acquisition of mineral properties at a fair value of $25,600.

During the period the Company issued 1,577,500 common shares pursuant to a flow-through private placement at $0.25 per share, less issue costs of $12,000 for total proceeds of $382,375. These placements were completed at market and there was no premium obtained by way of their flow-through nature.

On February 18, 2002, the Company completed an amalgamation by plan of arrangement with New Millennium Metals Corporation. The company acquired all of the 9,022,895 issued and outstanding shares of New Millennium in exchange for 5,468,421 shares of the Company. The consideration tendered by the Company was valued at $1,541,710, including $231,325 in transaction costs to the Company.

During the period, the Company issued 1,403,572 common shares pursuant to a non-brokered private placement at $0.28 per share for total proceeds of $393,000. There were 701,786 common share purchase warrants issued at $0.36 with the common shares.

c) Special warrants

	Number of Special Warrants
Issued and balance at August 31, 2000	2,605,000
Flow-through special warrants	2,383,090
Converted special warrants to common shares	(4,988,090)
Balance at August 31, 2001 & February 28, 2002	0

6. SHARE CAPITAL (continued)

d) Incentive stock option agreement

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees.

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant. At May 31, 2002 there were 1,615,000 share purchase stock options outstanding, exercisable at prices of $0.35 and $0.55 per share.

775,000 share purchase stock options at $0.55 expire on January 31, 2005 and 65,000 share purchase stock options at $0.55 expire on June 15, 2005.

During the period the Company amalgamated with New Millennium Metals Corp. and the existing share purchase stock options of New Millennium Metals Corp. were exchanged at a ratio of one share purchase stock option of Platinum Group Metals Ltd. for every 1.65 share purchase stock option of New Millennium Metals Corp. At February 28, 2002 there were 529,379 share purchase stock options outstanding exercisable at prices from $0.58 to $1.20 per share. The expiry dates ranged from June 15, 2003 to January 17, 2006.

On March 6, 2002, the Company cancelled 529,379 existing stock options at prices from $0.58 to $1.20 granted by predecessor company New Millennium Metals Corporation. The company then granted 245,000 stock options to purchase common shares for five years at $0.55 and 530,000 stock options to purchase common shares for five years at $0.35 to officers, directors, employees, and consultants. These share purchase stock options expire on March 6, 2007.

e) Share purchase warrants

	Number of Warrants
Issued and balance at August 31, 2000	0
Issued to agents on issue of flow-through special warrants @ $0.55	238,309
Issued to agents on initial public offering @ $0.50	319,539
Exercised and converted to common shares @ $0.55	(2,000)
Balance at August 31, 2001	555,848
Purchase warrants on amalgamation with New Millennium	1,114,695
Issued to private placement placees @ $0.36	701,786
Expired during the period	(353,533)
Balance at May 31, 2002	2,018,796

Of the 555,848 common share purchase warrants outstanding at February 28, 2002, 236,309 are exercisable at $0.55 per warrant, expiring on December 22, 2002, and 319,539 are exercisable at $0.50 per warrant, expiring on March 2, 2003.

During the period the Company amalgamated with New Millennium Metals Corp. and the existing share purchase warrants of New Millennium Metals Corp. were exchanged at a ratio of one share purchase warrant of Platinum Group Metals Ltd. for every 1.65 share purchase warrant of New Millennium Metals Corp. At May 31, 2002 there were 761,162 share purchase warrants outstanding exercisable at prices from $0.74 to $1.12 per share. The expiry dates ranged from June 29, 2002 to December 29, 2002.

During the period 701,786 common share purchase warrants were issued at $0.36 as part of a 1,403,572 share private placement issue at $0.28. The warrants will expire after one year on May 30, 2003.

7. RELATED PARTY TRANSACTIONS

During the period, transactions with related parties were recorded as follows:

a) Management fees, professional fees and property investigation fees of $148,208 were incurred with five directors during the period. At May 31, 2002, an amount of $7,945 owing was included in accounts payable.

b) Accounting services of $22,500 were incurred with a partnership in which an officer has an interest.

c) Geological fees of $45,825 were incurred with an officer.

8. COMMITMENTS

a) The Company entered into an investor relations letter agreement dated March 12, 2001 with Roth Investors Relations, Inc. ("Roth") of New Jersey, USA. The term of the agreement was for one year and is renewable in one-year increments. Roth will be paid US$4,000 per month plus expenses.

b) The Company entered into an office space lease agreement for a period of three years commencing December 1, 2001. The payments are as follows:

August 31st	Amount
2002	$ 19,440
2003	25,920
2004	25,920
2005	6,480
	$ 77,760

9. SUBSEQUENT EVENTS

a) On June 3, 2002, the Company entered an option agreement with a vendor group of mineral rights holders whereby it may earn a 100% interest in two properties located in the Northern Limb of the Platreef area of the Bushveld Complex near Johannesburg, Republic of South Africa. The properties are comprised of the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property. The two properties are both located on the postulated extension of the Platreef near the PPRust Platinum mine operated by Anglo American Platinum Corporation Limited. Costs of investigation and acquisition amounting to $31,050 had been incurred prior to the period end and these have been deferred. The option agreement allows the Company to purchase 100% of these mineral rights at any time over the next three years for US$475 per hectare in year one, US$570 per hectare in year two, or US$690 per hectare in year three. In addition, the Company has agreed to pay prospecting fees to the mineral rights holders of US$2.50 per hectare in year one, US$2.75 per hectare in year two and US$3.25 per hectare in year three. The mineral rights holders retain a 1% NSR Royalty on the property, subject to the Company's right to purchase the NSR at any time for US$1.4 million. A 5% finders fee on payments made to the mineral rights holders is payable to GeoActiv Dynamic Geological Services, a South African corporation retained by the Company.

b) On June 6, 2002 the Company closed a brokered private placement of 3.2 million common shares at $0.25 per common share. In connection with the placement the Company issued brokers warrants to purchase 320,000 shares at $0.25 per share up to one year, June 6, 2003.

9. SUBSEQUENT EVENTS (Continued)

c) Pursuant to an agreement dated June 7, 2002, the company granted an option to Arcata Resources Corp. whereby they may acquire a 60% interest in the Company's Levack, Windy Lake and Cascaden-Ministic properties located in the West Sudbury basin of Ontario. To earn its interest Arcata must make cash payments to the Company totaling $135,000, issue to the Company 125,000 common shares of Arcata and spend $1.5 million on exploration expenditures over a five year period. Arcata will also be responsible to maintain the Company's requirements pursuant to underlying option agreements on the Levack and Windy Lake claims by making cash payments totaling $100,000 over five years.

d) On June 19, 2002 the Company granted to a total of 300,000 incentive stock options to two principals of GeoActiv Dynamic Services ("GeoActiv"), a South African Corporation. The stock options are exercisable at a price of $0.60 per share for a term of five years. The Company retained GeoActiv during the period ended May 31, 2002 to provide acquisition, technical and operational services in South Africa. GeoActiv is a highly qualified and respected firm with extensive exploration and development experience in the Bushveld region of South Africa.

e) Subsequent to the end of the period, the Company has formed a 100% South African subsidiary named Platinum Group Metals (RSA)(PTY) Ltd. for the purposes of holding mineral rights and conducting operation on behalf of the Company in the Republic of South Africa.

* Note that other subsequent events of a minor nature may be disclosed elsewhere in these notes to the financial statements.



Platinum Group Metals Ltd.
800 – 409 Granville Street
Vancouver BC, Canada
V6C 1T2
Phone: (604) 899-5450
Fax: (604) 484-4710
www.platinumgroupmetals.net

July 24, 2002

BC Securities Commission
9th Floor
701 West Georgia Street
Vancouver BC, V7Y 1L2

Dear Sirs\Mesdames:

RE: Confirmation of Mailing on July 24, 2002

This letter is to confirm that the mailing of the Third Quarter Financial Statements for Platinum Group Metals Ltd. was distributed to all Shareholders on the Supplemental Mailing List in accordance with National Policy 41 on July 24, 2002.

Yours truly,

"R. Michael Jones"

R. Michael Jones
President
Platinum Group Metals Ltd.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: ____ Schedule A
_X_ Schedules B & C

ISSUER DETAILS:

NAME OF ISSUER	Platinum Group Metals Ltd.
ISSUER ADDRESS	800 – 409 Granville Street Vancouver BC, V6C 1T2
ISSUER TELEPHONE NUMBER	(604) 899-5450
CONTACT PERSON	R. Michael Jones
CONTACT'S POSITION	President
CONTACT TELEPHONE NUMBER	(604) 899-5450
CONTACT E-MAIL ADDRESS	rmjones@platinumgroupmetals.net
WEBSITE ADDRESS	www.platinumgroupmetals.net
FOR QUARTER ENDED	May 31, 2002
DATE OF REPORT	July 24, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

R. Michael Jones	*"R. Michael Jones"*	02/07/24
NAME OF DIRECTOR	***SIGN***	**DATE SIGNED**
Frank R. Hallam	*"Frank R. Hallam"*	02/07/24
NAME OF DIRECTOR	***SIGN***	**DATE SIGNED**

PLATINUM GROUP METALS LTD.
FORM 51-901F SECURITIES ACT
QUARTERLY REPORT AS AT:
MAY 31, 2002

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. ANALYSIES OF EXPENSES AND DEFERRED COSTS

a) **General and Administrative Expenses**
General and administrative expenses for the nine-month period totaled $612,804. This includes $28,404 spent on the search for and the investigation of new projects and properties. Shareholder relation's expenditures totaled $127,892 consisting of web site hosting and updating, investor relations consulting, mail outs, printing costs, and news releases. $20,799 was spent on transfer agent fees and listing and sustaining fees; $114,514 was spent on legal, audit and accounting; $47,391 was spent on Part XII.3 interest tax for flow through financing.

b) **Investment in Mineral Properties**
The company acquired many properties through its amalgamation with New Millennium Metals Corporation, totaling $1,621,444. Exploration and development costs deferred for the period totaled $719,655, while $1,011,611 in deferred costs were written off during the period, net of $300,000 in expenses funded by other parties. A breakdown of these costs can be seen in the Interim Financial Statements.

2. RELATED PARTY TRANSACTIONS

Management fees, professional fees and property investigation fees of $148,208 were incurred or paid to five directors in the nine-month period to May 31, 2002. Approximately $82,628 is related to the management-consulting fee for the Company's President. At May 31, 2002 management-consulting fees totaling $7,945 were due and were included in accounts payable. Accounting services of $22,500 were incurred with a partnership in which an officer has an interest for accounting services. Geological fees of $45,825 were incurred with an officer in the nine-month period.

3. SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

a) **Shares issued during the period:**

	Number Issued	Value
Common shares at $0.26 per share for mineral properties	10,000	$ 2,600
Common shares at $0.30 per share for mineral properties	30,000	9,000
Common shares at $0.35 per share for mineral properties	40,000	14,000
Flow-through shares at $0.25 per share	1,577,500	382,375
Shares issued for the consideration of New Millennium Metals shares	5,468,421	1,310,385
Common shares at $0.28 per share (private placement)	1,403,572	393,000
Total:	8,547,493	$ 2,111,360

b) **Options granted during the period:**
529,379 share purchase stock options outstanding exercisable at prices from $0.58 to $1.20 per share, which were the existing share purchase stock options of New Millennium Metals Corporation. The expiry dates ranged from June 15, 2003 to January 17, 2006.

On March 6, 2002 the Company cancelled 529,379 existing stock options at prices from $0.58 to $1.20 granted originally by predecessor company New Millennium Metals Corporation. The company then granted 245,000 stock options to purchase common shares for five years at $0.55 and 530,000 stock options to purchase common shares for five years at $0.35 to officers, directors, employees, and consultants. These newly granted incentive stock options expire on March 6, 2007.

4. SUMMARY OF SECURITES AS AT THE END OF THE REPORTING PERIOD

a) **Authorized and issued share capital:**

Class	Par Value	Authorized	Issued	Amount
Common	NPV	1,000,000,000	18,319,975	$5,243,813

PLATINUM GROUP METALS LTD.
FORM 51-901F SECURITIES ACT
QUARTERLY REPORT AS AT:
MAY 31, 2002

SCHEDULE B: SUPPLEMENTARY INFORMATION (Continued)

4. b) **Options outstanding:**

Name of Optionee	Date Granted	Exercise Price	Expiry Date	No of Shares
R. Michael Jones	January 31, 2000	$0.55	January 31, 2005	225,000
Dennis Gorc	January 31, 2000	$0.55	January 31, 2005	150,000
Cyrus Driver	January 31, 2000	$0.55	January 31, 2005	25,000
Barry Smee	January 31, 2000	$0.55	January 31, 2005	125,000
Douglas Hurst	January 31, 2000	$0.55	January 31, 2005	100,000
Iain McLean	January 31, 2000	$0.55	January 31, 2005	100,000
Cyrus Driver	June 15, 2001	$0.55	June 15, 2005	65,000
Barry Smee	March 6, 2002	$0.35	March 6, 2002	60,000
Dennis Gorc	March 6, 2002	$0.35	March 6, 2002	40,000
Douglas Hurst	March 6, 2002	$0.35	March 6, 2002	60,000
Frank Hallam	March 6, 2002	$0.35	March 6, 2002	60,000
Iain McLean	March 6, 2002	$0.35	March 6, 2002	60,000
R. Michael Jones	March 6, 2002	$0.35	March 6, 2002	120,000
Frank Hallam	March 6, 2002	$0.55	March 6, 2002	90,000
				1,280,000
Employees	January 31, 2000	$0.55	January 31, 2005	50,000
Employees	March 6, 2002	$0.35	March 6, 2002	130,000
Employees	March 6, 2002	$0.55	March 6, 2002	155,000
				1,615,000

4. c) **Warrants outstanding:**

236,309 warrants to purchase 236,309 common shares at $0.55 per share to Dec 22, 2002
319,539 warrants to purchase 319,539 shares at a price of $0.50 per share to March 2, 2003
701,786 warrants to purchase 701,786 shares at a price of $0.36 per share to May 30, 2003.

During the period the company amalgamated with New Millennium Metals Corporation. All existing share purchase warrants of New Millennium were exchanged at a ratio of one share purchase warrant of Platinum Group Metals Ltd. for every 1.65 share purchase warrant of New Millennium. At May 31, 2002 there were 761,162 share purchase warrants outstanding exercisable at prices from $0.74 to $1.12 per share. The expiry dates ranged from June 29, 2002 to December 29, 2002 as follows:

Number of Warrants	Exercise Price	Expiry
282,321	$0.99	Jun-29-02
118,024	$1.12	Aug-16-02
300,211	$0.82	Aug-31-02
60,606	$0.74	Dec-29-02

4. d) **Shares in escrow or subject to pooling**

Escrowed	913,590 shares
Subject to pooling	None

5. **LIST OF DIRECTORS AND OFFICERS**

a) **Directors:**

R. Michael Jones (President)
Barry W. Smee
Iain McLean
Douglas Hurst
Frank Hallam

b) **Officers:**

R. Michael Jones (President)
Barry Smee (Secretary)
Frank Hallam (Chief Financial Officer)
Dennis Gorc (VP Exploration)

PLATINUM GROUP METALS LTD.
FORM 51-901F SECURITIES ACT
QUARTERLY REPORT AS AT:
MAY 31, 2002

SCHEDULE C: MANAGEMENT DISCUSSION

DESCRIPTION OF BUSINESS

The Company was incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation by plan of arrangement between Platinum Group Metals Ltd. and New Millennium Metals Corporation. Platinum Group Metals Ltd. was incorporated on January 10, 2000 as 599141 B.C. Ltd. and changed its name to Platinum Group Metals Ltd. on March 16, 2000, at which time it commenced operations. New Millennium Metals Corporation was incorporated in British Columbia on March 11, 1983 under the name Harvey Creek Gold Placers Ltd. Later, on March 22, 1999 the company was renamed New Millennium Metals Corporation. As a result of the amalgamation both New Millennium Metals Corporation and Platinum Group Metals Ltd. ceased to exist as of February 18, 2002. However, as a result of the amalgamation, a new company also named Platinum Group Metals Ltd. was formed as of February 18, 2002 and it assumed all of the rights and obligations of the two predecessor corporations.

The Company is an exploration and development company conducting work on mineral properties it has staked or acquired by way of option agreement in British Columbia, Ontario and the Republic of South Africa. The company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependant upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production, or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis.

In exchange for 100% of the issued and outstanding shares of New Millennium, the shareholders of New Millennium each received one share of the new company for each 1.65 shares of New Millennium. The new Platinum Group Metals Corporation issued and delivered 5,468,421 shares to the shareholders of New Millennium. Shareholders of the old Platinum Group Metals Ltd. each received one share of the new company in exchange for every one share of the old company. All of the continuing obligations of New Millennium with regard to share purchase options, warrants and share payments were converted according to a ratio of 1.65:1.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS

a) Exploration Programs and Expenditures

The Company completed its Initial Public Offering in March 2001 and completed its required flow through expenditure obligations with respect to Canadian exploration expenses by December 31,2001 of $1,310,000. The table in the notes to the financial statements outlines the exploration expenditures. The Company focused its exploration efforts on detailed geology, geochemistry and drilling six holes on the Stucco project in December 2001. The exploration work and drilling was completed on time and on budget. Exploration results from the drilling did not explain the palladium anomalies in soils and further work is recommended. Since December 2001 the Company has been much less active in field exploration, due to the time of year. The new field season has begun, and at the present time crews are carrying out exploration work on the Lac des Iles group of properties, with the main attention being spent on the Shelby Lake and the Lac des Iles River properties. Joint Venture partners Pacific Northwest Capital and Kaymin Resources Limited, a subsidiary of Anglo American Platinum Corporation Limited, are also conducting a $1.25 million year two program on the Company's Agnew Lake property.

On February 18, 2002 the company acquired many properties through its amalgamation with New Millennium Metals Corporation. As of February 18, 2002 these new properties had net acquisition and exploration expenses deferred against them totaling $1,621,444. Property acquisition costs incurred during the period totaled $171,404. Exploration and development costs deferred for the period totaled $719,655. During the period $1,011,611 in mineral property deferred costs were written off. A breakdown of these costs can be seen in the Interim Financial Statements.

Exploration expenditures and property option payments on the Sudbury properties totaling $131,411 were incurred during the period. Exploration expenditures and property option payments for the Thunder Bay project during the period were $682,745. Expenditures on properties include $162,593 for drilling, $145,810 for assays, $229,180 for geological consulting and $151,451 for geophysical work, mainly at the Stucco and South Legris projects.

SCHEDULE C: MANAGEMENT DISCUSSION (Continued)

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS – continued

b) **Administration Expenses**

Administration expenses and professional fees were $228,190 during the third quarter ended May 31, 2002, and $612,804 for the nine-month period. This compares with Administration expenses of $211,835 for the same 3-month period in 2001 and $357,234 for the nine-month period. The increases for 2002 relate to the increased level of activity in 2002, as the company was still private in most of this period of 2001. Also the Company employed Mr. Iain McLean in late 2001 and early 2002 to assist with looking for acquisition targets. Mr. McLean's consulting work did not continue past the end of the second quarter. A total of $47,391 in expenses relates to Part XII.6 tax applied by the Federal government on unspent flow-through funds which were rescinded to shareholders for the previous year under the look-back provisions of the flow-through tax regulations. An amount of $28,404 has been expensed for new property investigations during the period.

c) **Related Party Transactions**

Management fees, professional fees and property investigation fees of $148,208 were incurred or paid to five directors in the nine-month period to May 31, 2002. Approximately $82,628 is related to the management-consulting fee for the Company's President. At May 31, 2002 management-consulting fees totaling $7,945 were due and were included in accounts payable. Accounting services of $22,500 were incurred with a partnership in which an officer has an interest for accounting services. Geological fees of $45,825 were incurred with an officer in the nine-month period.

d) **Shareholder Relation's Expenses**

Shareholder relation's expenses of $49,147 were incurred during the quarter ended May 31, 2002 in accordance with approved contracts with Roth Investor Relations and Defero Corporate Communications. The Company was active in raising its profile as the newly amalgamated entity during the period with both retail and institutional investors. This compares with nil expenses in the same period from the previous year, since the company was then private.

Roth Investor Relations are paid a retainer fee of $4,000 USD per month, plus expenses starting in April 2001, and they provide distribution of the Company's information primarily to US institutions and other international analysts and money managers. Roth has offices in New Jersey, USA and affiliated offices in London and Johannesburg and Larry Roth is the Company's primary contact with the firm. The Roth's contract had an original term of one year and since April 2002 has been continued on a month to month basis.

Defero Corporate communications was contracted in February 2002 to increase retail investor awareness of the Company in Canada. The Defero contract included a $10,000 signing bonus and a $5,000 monthly fee. The contract has been extended for one year in June 2002 and has been paid in advance. Jason Leikam is the contact for Defero. Defero is continuing in this capacity.

e) **Travel and Promotion Expenses**

Travel and Promotion expenses for the three months ended May 31, 2002 amounted to $19,387. These activities relate mostly to the supervision of operations and meetings with potential investors. An amount of $27,350 in travel costs for new property investigations and property visits in Canada have been reclassified as property investigations on the statements and this amount is $27,350 for the nine-month period in 2002.

SCHEDULE C: MANAGEMENT DISCUSSION (Continued)

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITIONS – continued

f) **Property Acquisition Expenses**

Property acquisition expenditures during the nine-month period totaled $171,404 in cash and shares. In addition, the company paid consideration in shares and cash valued at $1,541,710, including costs of $231,325, for the amalgamation of New Millennium Metals Corporation. Cash payments for properties in the nine-month period include $30,000 to acquire the interest in the Stucco property, $20,000 for the Dog River property and $25,000 for the Agnew Lake property. The Company is in a position that the payments required to perfect all of its mineral rights are greater than its available working capital. It is likely that the Company will drop numerous of its properties as it continues to evaluate them. At the time of writing the Company was incurring further property acquisition expenses through its activities in the Republic of South Africa. Information on these activities may be found in this document under the heading Subsequent Events.

SUBSEQUENT EVENTS

a) On June 3, 2002, the Company entered an option agreement with a vendor group of mineral rights holders whereby it may earn a 100% interest in two properties located in the Northern Limb or Platreef area of the Bushveld Complex near Johannesburg, Republic of South Africa. The properties are comprised of the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property. The two properties are both located on the postulated extension of the Platreef near the PPRust Platinum mine operated by Anglo American Platinum Corporation Limited. Costs of investigation and acquisition amounting to $31,050 had been incurred prior to the period end and these have been deferred. The option agreement allows the Company to purchase 100% of these mineral rights at any time over the next three years for US $475 per hectare in year one, or US $570 per hectare in year two, or US $690 per hectare in year three. In addition, the Company has agreed to pay prospecting fees to the mineral rights holders of US $2.50 per hectare in year one, US $2.75 per hectare in year two and US $3.25 per hectare in year three. The mineral rights holders retain a 1% NSR Royalty on the property, subject to the Company's right to purchase the NSR at any time for US $1.4 million. A 5% finders fee on payments to the mineral rights holders is payable to GeoActiv Dynamic Geological Services, a South African corporation retained by the Company.

b) On June 6, 2002 the Company closed a brokered private placement of 3.2 million common shares at $0.25 per common share.

c) Pursuant to an agreement dated June 7, 2002, the company granted an option to Arcata Resources Corp. whereby they may acquire a 60% interest in the Company's Levack, Windy Lake and Cascaden-Ministic properties located in the West Sudbury basin of Ontario. To earn its interest Arcata must make cash payments to the Company totaling $135,000, issue to the Company 125,000 common shares of Arcata and spend $1.5 million on exploration expenditures over a five year period. Arcata will also be responsible to maintain the Company's requirements pursuant to underlying option agreements on the Levack and Windy Lake claims by making cash payments totaling $100,000 over five years.

d) On June 19, 2002 the Company granted to a total of 300,000 incentive stock options to two principals of GeoActiv Dynamic Services ("GeoActiv"), a South African Corporation. The stock options are exercisable at a price of $0.60 per share for a term of five years. The Company retained GeoActiv during the period ended May 31, 2002 to provide acquisition, technical and operational services in South Africa. GeoActiv is a highly qualified and respected firm with extensive exploration and development experience in the Bushveld region of South Africa.

e) Subsequent to the end of the period, the Company has formed a 100% South African subsidiary named Platinum Group Metals (RSA)(PTY) Ltd. for the purposes of holding mineral rights and conducting operation on behalf of the Company in the Republic of South Africa. The Company intends to increase its property exposure and work in South Africa.

SCHEDULE C: MANAGEMENT DISCUSSION (Continued)

EQUITY ISSUANCES

The Company has issued a total of 10,000 common shares during the three-month period ending, November 30, 2001, in connection with the acquisition of the Beaumont property in Sudbury for value of $2,600 at date of issuance. A further 1,577,500 flow through shares were issued in December 2001 associated with a $0.25 private placement financing ($382,000). Proceeds are to be spent on qualifying Canadian Exploration Expenses by December 31, 2002. A total of 5,486,421 shares were issued for the consideration of New Millennium Metals Corp. shareholders with a value of $1,310,385. The Company has issued a total of 30,000 common shares during the three-month period ending, May 31, 2002, in connection with the option payment of the Dog River property in Thunder Bay for value of $9,000 at date of issuance. The Company has issued a total of 40,000 common shares during the three-month period ending, May 31, 2002, in connection with the acquisition of the LB Gold property in N.W.T. for value of $14,000 at date of issuance. A further 1,403,572 shares were issued in May 2002 associated with a $0.28 private placement financing ($393,000). Also see Subsequent Events for further planned equity issuances.

LIQUIDITY AND CAPITAL RESOURCES

The primary source of capital has been from the sale of equity. As at May 31, 2002 the Company had cash of $396,001 compared to cash of $1,544,546 at August 31, 2001 and $594,175 at February 28, 2002. Cash at August 31, 2001 is from the old Platinum Group Metals Ltd. only. The primary uses of cash during the period was for the costs of acquisition and exploration expenditures, being approximately $180,000, management fees and expenses of $228,000, and paying down accounts payable of approximately $175,000. A total of $393,000 was raised by private placement through the sale of common shares during the period. Subsequent to the period, on June 3, 2002 the Company completed a private placement for gross proceeds of $800,000 that closed part and parcel with its South African property acquisitions.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM GROUP METALS LTD.

By: 

Frank R. Hallam
Director

Date: July 29, 2002